Exhibit 4.4

AMENDMENT NUMBER 1

TO THE

KELLOGG COMPANY PRINGLES SAVINGS AND INVESTMENT PLAN

(AS ADOPTED EFFECTIVE JUNE 1, 2012)

WHEREAS, the Kellogg Company (the “Company”) maintains the Kellogg Company Pringles Savings and Investment Plan, as adopted effective June 1, 2012 (the “Plan”) for the benefit of eligible employees of the Company and its affiliates; and

WHEREAS, the Company now deems it desirable to amend the Plan effective as of June 1, 2012 except where a different date is indicated;

NOW, THEREFORE, by virtue and in exercise of the amending authority reserved to the Company under Section 10.2 of the Plan and delegated to the undersigned officer by resolution of the Company’s Board of Directors, the Plan is hereby amended as follows:

1.	A new sentence shall be added immediately following the first sentence of Section 4.1(a) of the Plan as follows:

Compensation Reduction Elections under this Section 4.1 shall apply to Compensation as defined in Section 2.15(a) only if that Compensation is also described in Section 2.15(b).

2.	The following paragraphs shall be added to the end of Section 4.5 of the Plan effective January 1, 2013, as follows:

A Participant who also participates in the Kellogg Company Supplemental Savings and Investment Plan (the “Restoration Plan”) shall be subject to such limitations on the Participant’s ability to revoke or change elections under this Section 4.5 as may be prescribed under the Restoration Plan.

A Participant shall have thirty (30) days from the date of the first written statement confirming the Participant’s elected amount to be withheld or otherwise contributed on his behalf to the Plan (which shall include both initial elections under Section 4.1(a) of the Plan and election changes under this Section 4.5) to advise the Administrative Committee in writing that his elected amount was not properly implemented. If a Participant fails to inform the Administrative Committee within such thirty (30) day period, the Participant shall be deemed to have selected the amount to be withheld from Compensation that was implemented until another election is received and a reasonable period of time has been allowed to implement the new election.

3.	Section 5.2(b)(1) of the Plan is amended by adding to the end thereof the following:

Annual Additions shall not include restorative payments. A restorative payment is a payment made to restore losses to a Plan resulting from actions by a fiduciary for which there is reasonable risk of liability for breach of a fiduciary duty under ERISA or under other applicable federal or state law, where Participants who are similarly situated are treated similarly with respect to the payments. This includes payments to a plan made pursuant to a Department of Labor order, the Department of Labor’s Voluntary Fiduciary Correction Program, or a court-approved settlement, to restore losses to a qualified defined contribution plan on account of the breach of fiduciary duty (other than a breach of fiduciary duty arising from failure to remit contributions to the Plan). Payments made to the Plan to make up for losses due merely to market fluctuations and other payments that are not made on account of a reasonable risk of liability for breach of a fiduciary duty under ERISA are not restorative payments and generally constitute contributions that are considered Annual Additions,

Annual Additions shall not include: (1) repayments of loans made to a Participant from the Plan; and (2) repayments of amounts described in Section 411(a)(7)(B) of the Code (in accordance with Section 411(a)(7)(C) of the Code), as well as Employer restorations of benefits that are required pursuant to such repayments.

4.	Section 5.2 shall be amended by adding subsections (e), (f) and (g) to the end thereof as follows:

(e) Change of Limitation Year. The limitation year is the Plan Year. The limitation year may only be changed by a Plan amendment. Furthermore, if the Plan is terminated effective as of a date other than the last day of the limitation year, then the Plan is treated as if the Plan had been amended to change its limitation year.

(f) Excess Annual Additions. Notwithstanding any provision of the Plan to the contrary, if the Annual Additions for a Plan Year are exceeded for any Participant, then the Plan may only correct such excess in accordance with the Employee Plans Compliance Resolution System (EPCRS) as set forth in Revenue Procedure 2008-50 or any superseding guidance, including, but not limited to, the preamble of the final Section 415 regulations.

(g) Aggregation and Disaggregation of Plans.

(1) For purposes of applying the limitations of Section 415 of the Code, all defined contribution plans (without regard to whether a plan has been terminated) ever maintained by the Employer (or a “predecessor employer”) under which the Participant receives Annual Additions are treated as one defined contribution plan. The “Employer” means the Employer that adopts this Plan and all members of a controlled group or an affiliated service group that includes the Employer (within the meaning of Sections 414(b), (c), (m) or (o) of the Code), except that for purposes of this Section 5.2(g), the determination shall be made by applying Section 415(h) of the Code, and shall take into account tax-exempt organizations under Treasury Regulation Section 1.414(c)-5, as modified by Treasury Regulation Section l.415(a)-1(f)(1). For purposes of this Section 5.2(g):

(A) A former Employer is a “predecessor employer” with respect to a Participant in a plan maintained by an Employer if the Employer maintains a plan under which the Participant had accrued a benefit while performing services for the former Employer, but only if that benefit is provided under the plan maintained by the Employer. For this purpose, the formerly affiliated plan rules in Treasury Regulation Section 1.415(f)-1(b)(2) apply as if the Employer and predecessor employer constituted a single employer under the rules described in Treasury Regulation Section 1.415(a)-l(f)(1) and (2) immediately prior to the cessation of affiliation (and as if they constituted two, unrelated employers under the rules described in Treasury Regulation Section 1.415(a)-1(f)(1) and (2) immediately after the cessation of affiliation) and cessation of affiliation was the event that gives rise to the predecessor employer relationship, such as a transfer of benefits or plan sponsorship.

(B) With respect to an Employer of a Participant, a former entity that antedates the Employer is a “predecessor employer” with respect to the Participant if, under the facts and circumstances, the employer constitutes a continuation of all or a portion of the trade or business of the former entity.

(2) Break-up of an Affiliate Employer or an Affiliated Service Group. For purposes of aggregating plans for Section 415 of the Code, a “formerly affiliated plan” of an employer is taken into account for purposes of applying the Code Section 415 limitations to the employer, but the formerly affiliated plan is treated as if it had terminated immediately prior to the “cessation of affiliation.” For purposes of this paragraph, a “formerly affiliated plan” of an employer is a plan that, immediately prior to the cessation of affiliation, was actually maintained by one or mote of the entities that constitute the employer (as determined under the employer affiliation rules described in Treasury Regulation Section 1.415(a)-l(f)(1) and (2)), and immediately after the cessation of affiliation, is not actually maintained by any of the entities that constitute the employer (as determined under the employer affiliation rules described in Treasury Regulation Section 1.415(a)-1(f)(l) and (2)). For purposes of this paragraph, a “cessation of affiliation” means the event that causes an entity to no longer be aggregated with one or more other entities as a single employer under the employer affiliation rules described in Treasury Regulation Section 1.415(a)-l (f)(1) and (2) (such as the sale of a subsidiary outside a controlled group), or that causes a plan to not actually be maintained by any of the entities that constitute the employer under the employer affiliation rules of Treasury Regulation Section 1.415(a)-1(f)(1) and (2) (such as a transfer of plan sponsorship outside of the controlled group).

(3) Midyear Aggregation. Two or more defined contribution plans that are not required to be aggregated pursuant to Section 415(f) of the Code and the Treasury Regulations hereunder as of the first day of a limitation year do not fail to satisfy the requirements of Section 415 of the Code with respect to a Participant for the limitation year merely because they are aggregated later in that limitation year, provided that no Annual Additions are credited to the Participant’s Accounts after the date on which the plans are required to be aggregated.

5.	A new paragraph shall be added to the end of Section 6.7 of the Plan to provide as follows:

The Plan and Trust are intended to constitute a plan described in Section 404(c) of ERISA, such that the Plan’s fiduciaries are relieved from liability for any losses that are the result of investment instructions given by Participants, alternate payees or Beneficiaries, and the Plan shall be administered and interpreted to the greatest extent possible consistent with that intent.

6.	A new sentence shall be added to the end of Section 6.10 of the Plan to provide as follows:

Sponsorship of the Plan shall not be transferred from the Employer to an unrelated taxpayer unless the transfer is in connection with a transfer of business assets or operations from the Employer to the unrelated taxpayer.

7.	The first paragraph of Section 7.2(a) of the Plan shall be amended and restated to provide, in its entirety, as follows:

(a) Optional Installment Form of Payment. A Participant may elect to receive a portion of his Accrued Benefit in one of the optional installment methods described in paragraphs (1) or (2) below. Such installment payments shall commence within a reasonable time after the next Valuation Date following the later of the Participant’s Termination of Employment or such later date as is permitted under Section 7.7 and which the Participant elects, and shall comply with the requirements of Section 7.12.

8.	New Subsection (p) shall be added to the end of Section 7.17 of the Plan effective January 1, 2013 to provide, in its entirety, as follows:

(p) Each loan shall have such additional terms as to application fees, loan processing charges and loan maintenance fees as the Administrative Committee, in its sole discretion, may determine to be appropriate and as communicated to borrowing Participants and Beneficiaries. Any application fees, loan processing charges or loan maintenance fees assessed with respect to a loan may be deducted from the Account of the borrowing Participant or Beneficiary to the extent determined by the Administrative Committee.

9.	Section 9.8 of the Plan shall be amended and restated effective January 1, 2013 to provide, in its entirety, as follows:

9.8 Limitation on Legal Actions. Any claimant who wishes to bring a civil action in connection with a claim for benefits under the Plan must first complete each step of the claims procedures set forth in Sections 9.1 through 9.6. In addition, any claimant who wishes to bring a civil action after having exhausted the claims procedures set forth Sections 9.1 through 9.6 must bring such civil action within one (1) year after the claimant’s receipt of a final adverse benefit determination as described in Section 9.6.

Any claimant who fails to file such civil action within one (1) year after receipt of a final adverse benefit determination under Section 9.6 shall be barred from filing such an action at any later date. However, if a claimant avails himself of the voluntary third level appeal described in Section 9.7, the claimant has one (1) year after receipt of the final adverse benefit determination issued under Section 9.7 to bring a civil action in connection with the claim.

No action at law or in equity shall be brought in connection with the Plan except in federal district court in the State of Michigan.

10.	The first sentence of Section 10.2 of the Plan is amended and restated effective as of January 1, 2013 to provide in its entirety as follows:

The Company, by action of the Chairman of the Board, resolution of the Board of Directors or action of such other Company Officer to whom authority has been delegated by the Board of Directors, may amend, notify, changes, revise, discontinue or terminate the Plan at any time.

11.	Section 10.3 shall be amended and restated effective January 1, 2013 to provide as follows:

10.3 Payment Upon Termination. Upon termination of the Plan or complete discontinuance of Employer Contributions, each Participant’s Accrued Benefit will remain fully vested and nonforfeitable. Upon a partial termination of the Plan (as defined in Rev. Rul. 2007-43 or other applicable guidance issued by the Internal Revenue Service), the Accrued Benefit of each former Participant who lost status as a Participant (or otherwise suffered the partial termination) because of such partial termination will remain fully vested and nonforfeitable. In the event of termination of the Plan and after payment of all expenses, the Administrative Committee may direct that either (a) each Participant and each Beneficiary of a deceased Participant receive his entire Accrued Benefit as soon as reasonably possible, provided that the Employer does not maintain or establish another defined contribution plan as of the date of said termination, or (b) the Trust be continued and Participants’ Accrued Benefits be distributed at such times and in such manner as provided in Article VII.

12.	Section 11.1 of the Plan is amended by adding to the end thereof the following:

This Article XI and Section 416 of the Code shall not apply to a plan that consists solely of a cash or deferred arrangement which meets the requirements of Section 401(k)(12) or 401(k)(13) of the Code and matching contributions with respect to which the requirements of Section 401(m)(11) or 401(m)(12) are met.

13.	New paragraphs shall be added to the end of Section 12.2 of the Plan effective January 1, 2013 to provide as follows:

The Employer may enter into merger agreements or direct transfer of assets agreements to address transfers of assets to or from this Plan from or to other retirement plans which are qualified under Section 401(a) of the Code, including an elective transfer, and may accept the direct transfer of plan assets, or may transfer plan assets, as a party to any such agreement. The Employer shall not consent to, or be a party to a merger, consolidation, or transfer of assets with a defined benefit plan if such action would result in a defined benefit feature being maintained under this Plan. The Employer will not transfer any amounts attributable to elective deferral contributions, qualified matching contributions, and qualified nonelective contributions unless the transferee plan provides that the limitations of Section 1.401(k)-1(d) of the Treasury Regulations shall apply to such amounts (including post-transfer earnings thereon), unless the amounts could have been distributed at the time of the transfer (other than for hardship), and the transfer is an elective transfer described in Q&A-3(b)(1) in Section 1.411(d)-4 of the Treasury Regulations.

Similarly, the limitations of Section 1.401(k)-1(d) of the Treasury Regulations applicable to elective deferral contributions, qualified matching contributions, and qualified nonelective contributions shall continue to apply to any amounts attributable to such contributions (including post-transfer earnings thereon) transferred to this Plan, unless the amounts could have been distributed at the time of the transfer (other than for hardship), and the transfer is an elective transfer described in Q&A-3(b)(1) in Section 1.411(d)-4 of the Treasury Regulations.

The Plan shall hold, administer, and distribute the transferred assets as a part of the Plan. The Plan may maintain a separate account for the benefit of the Employee on whose behalf the Plan accepted the transfer in order to reflect the value of the transferred assets.

A Participant’s section 411(d)(6) protected benefits, as defined in Q&A-1 in Section 1.411(d)-4 of the Treasury Regulations, may not be eliminated by reason of transfer or any transaction amending or having the effect of amending a plan or plans to transfer benefits except as permitted by law.

14.	The following language shall be added to the end of Section 12.4(c) of the Plan effective January 1, 2013, as follows:

Effective with respect to any domestic relations order dated on or after January 1, 2013, payment of any benefit assigned to the Alternate Payee pursuant to the domestic relations order shall be made as soon as administratively practical after the Administrative Committee separately accounts for such benefit under Section 12.4(b) and determines that the domestic relations order is a Qualified Domestic Relations Order.

15.	A new subsection (e) shall be added to the end of Section 12.4 of the Plan effective January 1, 2013 to provide, in its entirety, as follows:

(e) Any costs incurred by the Plan in connection with the review, processing and administration of a domestic relations order may be allocated to, and deducted from the Account of, the Participant and any Alternate Payee in accordance with such rules, policies or procedures as may be adopted or promulgated by the Administrative Committee and applied on a uniform and non-discriminatory basis.

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IN WITNESS WHEREOF, on behalf of the Company, the undersigned officer has executed this Amendment Number 1 this 28th day of December, 2012.

KELLOGG COMPANY

/s/ Gary H. Pilnick
Gary H. Pilnick
Senior Vice President
General Counsel and Secretary